MDS Reports Third Quarter 2005 Financial Results

Toronto, Canada - September 8, 2005. MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of enabling products and services to the global health and life sciences industries, today reported its third quarter 2005 results.

Third Quarter Year-over-Year Financial Highlights:

  Revenues were $443 million up marginally from $441 million, and up 3% on a currency-neutral basis.
  Operating income was $30 million compared to $72 million, and before other items it was $43 million compared to $65 million.
  Basic earnings per share of $0.14 compared to $0.35, and earnings per share from continuing operations before other items of $0.18 compared to $0.29.
  Declared a quarterly cash dividend of $0.0325 per share.

Of the $42 million decline in operating income, $20 million is attributable to items related to Proteomics ($14 million) and restructuring ($6 million). The remaining $22 million comprises $6 million foreign currency impact, the impact of fee cuts in BC on the diagnostics business, revenue weakness resulting from the FDA review in the bioanalytical business, and a weakening in our big pharma end-user markets that impacted the analytical instruments business, combined with increased spending on change initiatives.

Operating Highlights

The Life Sciences segment generated revenues of $287 million compared to $286 million in the prior year's quarter. The weakness of the US dollar relative to the Canadian dollar continued to impact performance in the Life Sciences segment. Operating income in the quarter was $16 million compared to $47 million in the prior year, reflecting the impact of the US dollar, weakness in the bioanalytical and analytical instruments businesses, spending on change initiatives and other items.

  Pharmaceutical research services revenues were up 6% year-over-year with revenues of $134 million. Backlog was up 11% year-over-year to US $315 million, and up sequentially from US $305 million in the last quarter. Growth in our late-stage and early clinical research businesses was offset by weakness in the bioanalytical area.
  Isotopes revenues were $79 million compared to $81 million in the third quarter of last year. Cobalt inventories were high at the quarter-end and significant shipments are planned in the fourth quarter.
  Analytical instruments revenues were $74 million compared to $78 million in the third quarter of last year.

Health segment revenues were $156 million compared to $155 million. Operating income declined to $14 million from $22 million in the prior year, reflecting the impact of fee cuts in BC and higher spending on change initiatives.

  Laboratory revenues fell 7% to $100 million, primarily as a result of the fee reductions in BC.
  Distribution revenues grew 17% to $56 million.

Corporate

On September 1, the Company announced its new strategy which is intended to drive near-term performance and sustainable shareholder value creation. As part of this plan the Company intends to:

  Refocus on the global life sciences markets currently served by our MDS Pharma Services, MDS Sciex and MDS Nordion businesses.
  Evaluate alternatives to maximize shareholder value available for our Canadian diagnostics business.
  Monetize our interests in Source Medical and MDS Capital.
  Aggressively realign our infrastructure across the entire company, which will result in a workforce reduction of approximately 500 and a restructuring charge in Q4 of between $50 and $75 million dollars.

The Board of Directors declared a quarterly cash dividend of $0.0325 per share, to shareholders of record as of September 16, 2005. The dividend is payable on October 3, 2005.

Outlook

"With this plan, we expect to set MDS firmly on the path to improved performance and shareholder value creation. The aggressive realignment of infrastructure will allow us to move forward with a lower cost structure and will lead to improved operating performance in 2006." said Stephen P. DeFalco, President and CEO, MDS Inc. " The life sciences markets offer significant opportunities to MDS and allow us to leverage our expertise and capabilities in high growth global markets." he added.

MDS will be holding a conference call today at 10:30 am. This call will be webcast live at www.mdsintl.com, and will also be available in archived format at www.mdsintl.com/news_present.asp after the call.

MDS Inc. has more than 9,000 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-800-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor & Media Contact : Sharon Mathers Vice-President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com